FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	December	2013
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue East, Waterloo, Ontario, Canada N2K 0A7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	BlackBerry Enterprise Service 10 Hosted Service Now Available on the UK Government's G-Cloud Programme	2.

Document 1

  NEWS RELEASE
December 5, 2013

FOR IMMEDIATE RELEASE

BlackBerry Enterprise Service 10 Hosted Service Now Available on the UK Government’s G-Cloud Programme

London, UK – December 5, 2013 – BlackBerry® (NASDAQ: BBRY; TSX: BB) today announced that BlackBerry® Enterprise Service 10 is now available as a hosted service under the fourth iteration of the UK Government’s G-Cloud Programme.

The G-Cloud Programme is a cross-Government initiative which focuses on easing the adoption of cloud-based ICT services across Government departments, local authorities and the wider public sector. This directory of preferred suppliers is designed to significantly streamline and accelerate the procurement and exchange of services between technology providers and Government customers.

This hosted BlackBerry Enterprise Service 10 offering will be one of 7,000 services delivered by 800 suppliers, available on the G-Cloud Programme. BlackBerry Enterprise Service 10 is the only cross-platform enterprise mobility management solution on the G-Cloud Programme that can manage BlackBerry, iOS® and Android™ smartphones and tablets in accordance with the latest End User Device guidance from CESG, the UK Government's National Technical Authority for Information Assurance.

In the UK, BlackBerry is the mobile solution of choice for every Cabinet department, the majority of central government and other public sector bodies including the Ministry of Defence. The availability of BlackBerry Enterprise Service 10 on the G-Cloud Programme will allow the broader public sector to procure a solution that can securely manage their existing fleet of BlackBerry smartphones as well as iOS and Android devices, all easily managed from a single central console. Prospective customers will also be able to take advantage of a free 60 day trial of the new solution.

Alexandra Zagury, Managing Director, UK & Ireland at BlackBerry commented: “The G-Cloud Programme reflects the changing needs of the public sector which increasingly must manage multiple device types and platforms. This hosted BlackBerry Enterprise Service 10 solution perfectly meets this evolving need by providing a secure cross-platform solution that extends our renowned security and manageability credentials to iOS and Android devices. With its inclusion on the G-Cloud Programme, any public sector organisation can quickly benefit from BlackBerry Enterprise Service 10 directly from us as a fully hosted and managed solution, with complete end-to-end support.”

The inclusion on the G-Cloud Programme follows the recent announcement of BlackBerry’s forthcoming cloud-based EMM service, which will enable IT managers to deploy, secure, and manage their employees’ mobile devices through a web-based admin console.

About BlackBerry
A global leader in wireless innovation, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. BlackBerry is listed on the NASDAQ Stock Market (NASDAQ: BBRY) and the Toronto Stock Exchange (TSX: BB). For more information, visit www.blackberry.com

Media Contact:
Morgan Evans
PR Manager, BlackBerry
moevans@blackberry.com
+44 (0) 7703747285

Investor Contact:
BlackBerry Investor Relations
+1-519-888-7465
investor_relations@blackberry.com

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	December 5, 2013	By:	/s/ James Yersh
(Signature)
James Yersh Chief Financial Officer